Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces First Quarter 2022 Financial Results

--Record European DG Volume with new Beyond the Panel launches--
--First US Utility-Scale shipments delivered successfully--
Singapore, May 27, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the first quarter ended April 3, 2022.
Maxeon's Chief Executive Officer Jeff Waters noted, “We kicked off 2022 with another record DG performance in Europe and the unveiling of our SunPower One ecosystem which we will start launching in various regions across the globe this year. Our module sales were up over 75% year over year in Europe and in certain countries our mix of AC module sales exceeded 40%. In US Utility-Scale, we're now negotiating terms for 2024 deliveries and we're thrilled to see the first module containers leave our facilities in Mexico and arrive successfully at our customer's project site.
While supply chain conditions remain challenging, we remain focused on executing on our key transformation initiatives - specifically the ramping of our Maxeon 6 and Performance line for the US market which are critical for enabling our return to profitability in 2023. Maxeon 6 is scheduled to be fully ramped to 500MW in the second half of 2022 and Performance line capacity for the US market is scheduled to be fully ramped in the first half of 2023. As these projects near completion, our focus will pivot to Maxeon's next transformation steps led by Maxeon 7, the ramp of storage sales, direct US residential market entry and North America capacity expansion.”
Selected Q1 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q1 2022	Fiscal Q4 2021	Fiscal Q1 2021
Shipments, in MW	488	577	379
Revenue	$223,081	$221,479	$165,417
Gross (loss) profit (1)	(12,964)	(10,545)	1,051
GAAP Operating expenses	37,410	35,518	37,207
GAAP Net loss attributable to the stockholders(1)	(59,112)	(73,332)	(38,814)
Capital expenditures	21,682	37,393	10,958

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q1 2022	Fiscal Q4 2021	Fiscal Q1 2021
Non-GAAP Gross (loss) profit	$(12,542)	$(10,056)	$1,274
Non-GAAP Operating expenses	34,367	33,423	35,067
Adjusted EBITDA(3)	(33,590)	(32,777)	(23,520)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

(3)The Adjusted EBITDA for three months ended January 2, 2022 and April 4, 2021 did not contain an adjustment for equity in losses of unconsolidated investees. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended January 2, 2022 and April 4, 2021, please refer to our Forms 6-K furnished with the SEC on March 24, 2022 and May 20, 2021 respectively
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	April 3, 2022	January 2, 2022	April 4, 2021
Incremental cost of above market polysilicon(1)	Cost of revenue	7,388	11,542	11,618
Loss on ancillary sales of excess polysilicon(2), (3)	Cost of revenue	8,328	2,621	1,720
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)For the three months ended April 3, 2022, the loss on ancillary sales of excess polysilicon also included $5.9 million for the loss on firm purchase commitment in connection to the ancillary sales to third parties of excess polysilicon to be fulfilled in the quarter ending July 3, 2022.
Second Quarter 2022 Outlook
For the second quarter of 2022, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	460 - 490 MW
Revenue	$215 - $230
Gross loss(1)	$15 - $25
Non-GAAP gross loss(1), (2)	$15 - $25
Operating expenses	$39 ± $1
Non-GAAP operating expenses(3)	$36 ± $1
Adjusted EBITDA(1), (4)	$(37) - $(47)
Capital expenditures(5)	$20 - $24
Out-of-market polysilicon cost(1)	$3 - $4
(1)Outlook for Gross loss, Non-GAAP gross loss and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP gross loss is impacted by the effects of adjusting for stock-based compensation expense. The Company does not provide a reconciliation between its gross loss and Non-GAAP gross loss outlook as the outlook is rounded to the nearest million and hence the adjustment does not result in a difference to Non-GAAP gross loss outlook.
(3)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(4)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward.
(5)Capital expenditures are directed mainly to upgrading production to Maxeon 6 in our Malaysia factory, the purchase of cell and module equipment for our 1.8 GW of Performance line capacity for the U.S., as well as developing Maxeon 7 technology and operating a pilot line.
These anticipated results for the second quarter of 2022 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s first quarter 2022 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on May 26, 2022, at 5:30 PM U.S. ET / May 27, 2022, at 5:30 AM Singapore Time, to discuss results and to provide an update on the business. Conference call details are below.

Dial-in:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Singapore: +65 3165-4607
Conference ID: 6144536

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations.

Listeners should dial in or log on 10 minutes in advance. A replay will be available online within 24 hours after the event.

A replay of the conference call may be accessed by phone at the following numbers until June 2, 2022. To access the replay, please reference the following numbers:

North America (toll-free): +1 (855) 859-2056 / +1 (800) 585-8367
International: +1 (404) 537-3406
Conference ID: 6144536

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our second quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges (credits) and fees, remeasurement loss (gain) on prepaid forward and physical delivery forward, loss on extinguishment of debt, impairment and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges (credits) and fees.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (credits) and fees. We incur restructuring charges (credits) and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges (credits) and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges (credits) and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss (gain) contribute to a meaningful evaluation of our past operating performance.
•Impairment. This relates to the impairment of assets recorded by our equity method investee, Huansheng Photovoltaic (Jiangsu) Co., Ltd ("Huansheng JV"). Asset impairment is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our past operating performance.

•Equity in losses of unconsolidated investees. This relates to the loss on our unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	April 3, 2022	January 2, 2022	April 4, 2021
Gross (loss) profit	$(12,964)	$(10,545)	$1,051
Stock-based compensation	422	489	223
Non-GAAP Gross (loss) profit	(12,542)	(10,056)	1,274

GAAP Operating expenses	37,410	35,518	37,207
Stock-based compensation	(2,275)	(1,545)	(1,281)
Restructuring charges and fees	(768)	(550)	(859)
Non-GAAP Operating expenses	34,367	33,423	35,067

GAAP Net loss attributable to the stockholders	(59,112)	(73,332)	(38,814)
Interest expense, net	4,786	6,511	7,612
Provision for (benefit from) income taxes	825	(1,016)	2,262
Depreciation	12,898	11,930	9,217
Amortization	90	185	65
EBITDA	(40,513)	(55,722)	(19,658)
Impairment	—	5,058	—
Stock-based compensation	2,697	2,034	1,504
Restructuring charges (credits) and fees	768	(378)	859
Remeasurement loss (gain) on prepaid forward	397	9,827	(8,355)
Equity in losses of unconsolidated investees	3,061	6,404	2,130
Adjusted EBITDA(1)	(33,590)	(32,777)	(23,520)
(1)The Adjusted EBITDA for three months ended January 2, 2022 and April 4, 2021 did not contain an adjustment for equity in losses of unconsolidated investees. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended January 2, 2022 and April 4, 2021, please refer to our Forms 6-K furnished with the SEC on March 24, 2022 and May 20, 2021 respectively.
Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Operating expenses	$39 ± $1
Stock-based compensation	(2)
Restructuring charges and fees	(1)
Non-GAAP operating expenses	$36 ± $1
©2022 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	April 3, 2022	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$176,679	$166,542
Restricted short-term marketable securities	1,049	1,079
Accounts receivable, net	52,113	39,730
Inventories	262,773	212,820
Advances to suppliers, current portion	39,311	51,045
Prepaid expenses and other current assets	72,080	61,904
Total current assets	$604,005	$533,120
Property, plant and equipment, net	394,688	386,630
Operating lease right of use assets	16,027	15,397
Other intangible assets, net	331	420
Advances to suppliers, net of current portion	1,407	716
Deferred tax assets	5,092	5,183
Other long-term assets	78,257	115,077
Total assets	$1,099,807	$1,056,543
Liabilities and Equity
Current liabilities:
Accounts payable	$259,992	$270,475
Accrued liabilities	91,452	78,680
Contract liabilities, current portion	50,782	44,059
Short-term debt	48,008	25,355
Operating lease liabilities, current portion	2,742	2,467
Total current liabilities	$452,976	$421,036
Long-term debt	74	213
Contract liabilities, net of current portion	131,064	58,994
Operating lease liabilities, net of current portion	13,815	13,464
Convertible debt	188,698	145,772
Deferred tax liabilities	1,150	1,150
Other long-term liabilities	57,822	61,039
Total liabilities	$845,599	$701,668
Commitments and contingencies
Equity:
Common stock, no par value (44,601,070 and 44,246,603 issued and outstanding as of April 3, 2022 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	573,536	624,261
Accumulated deficit	(311,951)	(262,961)
Accumulated other comprehensive loss	(12,647)	(11,844)
Equity attributable to the Company	248,938	349,456
Noncontrolling interests	5,270	5,419
Total equity	254,208	354,875
Total liabilities and equity	$1,099,807	$1,056,543

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended
	April 3, 2022	April 4, 2021
Revenue	$223,081	$165,417
Cost of revenue	236,045	164,366
Gross (loss) profit	(12,964)	1,051
Operating expenses:
Research and development	13,894	13,030
Sales, general and administrative	23,751	23,318
Restructuring (credits) charges	(235)	859
Total operating expenses	37,410	37,207
Operating loss	(50,374)	(36,156)
Other (expense) income, net
Interest expense, net	(4,786)	(7,612)
Other, net	(151)	9,444
Other (expense) income, net	(4,937)	1,832
Loss before income taxes and equity in losses of unconsolidated investees	(55,311)	(34,324)
Provision for income taxes	(825)	(2,262)
Equity in losses of unconsolidated investees	(3,061)	(2,130)
Net loss	(59,197)	(38,716)
Net loss (income) attributable to noncontrolling interests	85	(98)
Net loss attributable to the stockholders	$(59,112)	$(38,814)

Net loss per share attributable to stockholders:
Basic	$(1.45)	$(1.14)
Diluted	(1.45)	(1.14)

Weighted average shares used to compute net loss per share:
Basic	40,650	34,123
Diluted	40,650	34,123

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	1,570	—	1,570
Other comprehensive income	—	—	—	—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$(47,255)	$(10,470)	$392,769	$6,743	$399,512

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Three Months Ended
	April 3, 2022	April 4, 2021
Cash flows from operating activities
Net loss	$(59,197)	$(38,716)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	12,988	9,292
Stock-based compensation	2,697	1,504
Non-cash interest expense	1,336	3,494
Equity in losses of unconsolidated investees	3,061	2,130
Deferred income taxes	91	(919)
Loss on disposal of property, plant and equipment	213	—
Remeasurement loss (gain) on prepaid forward	397	(8,355)
Other, net	430	1,047
Changes in operating assets and liabilities
Accounts receivable	(12,821)	15,203
Contract assets	532	311
Inventories	(50,058)	(29,793)
Prepaid expenses and other assets	(5,172)	(446)
Operating lease right-of-use assets	627	598
Advances to suppliers	11,043	9,405
Accounts payable and other accrued liabilities	30,344	(17,464)
Contract liabilities	78,805	2,612
Operating lease liabilities	(631)	(726)
Net cash provided by (used in) operating activities	14,685	(50,823)
Cash flows from investing activities
Purchases of property, plant and equipment	(21,682)	(10,958)
Cash paid for disposal of property, plant and equipment	(11)	—
Net cash used in investing activities	(21,693)	(10,958)
Cash flows from financing activities
Proceeds from debt	66,318	50,083
Repayment of debt	(43,598)	(62,816)
Repayment of finance lease obligations	(178)	(180)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(2)	(2,550)
Distribution to noncontrolling interest	(64)	—
Net cash provided by (used in) financing activities	22,476	(15,463)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	64	105
Net increase (decrease) in cash, cash equivalents and restricted cash	15,532	(77,139)
Cash, cash equivalents and restricted cash, beginning of period	192,232	209,572
Cash, cash equivalents and restricted cash, end of period	$207,764	$132,433

	Three Months Ended
	April 3, 2022	April 4, 2021
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$31,948	$23,537
Right-of-use assets obtained in exchange for lease obligations	1,257	—
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of April 3, 2022 and April 4, 2021:

(In thousands)	April 3, 2022	April 4, 2021
Cash and cash equivalents	$176,679	$131,417
Restricted cash, current portion, included in Prepaid expenses and other current assets	7,009	489
Restricted cash, net of current portion, included in Other long-term assets	24,076	527
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$207,764	$132,433